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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	219381100	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Richard M. Osborne Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		92,732

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		92,732

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

92,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 219381100	Page 3 of 4
Introduction.
     This Amendment No. 3 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust (the “Trust”), relating to Corning Natural Gas Corporation, a New York corporation (“Corning”). Richard M. Osborne is the sole trustee of the Trust.
Item 4. Purpose of Transaction.
     On August 25, 2006, the Trust and Mr. Osborne filed a Preliminary Proxy Statement (the “Osborne Proxy Statement”) with the Securities and Exchange Commission soliciting proxies for the special meeting of stockholders of Corning (the “Special Meeting”), scheduled for September 28, 2006, to vote against the proposed Agreement and Plan of Merger, dated as of May 11, 2006, by and among C&T Enterprises, Inc. (“C&T”), C&T Acquisition, Inc. and Corning, pursuant to which Corning would become a wholly-owned subsidiary of C&T (the “Merger”). In the Osborne Proxy Statement, Mr. Osborne details the reasons he believes that the Merger is not in the best interest of Corning’s stockholders.
     Also on August 25, 2006, Mr. Osborne’s representatives sent a letter to Corning’s representatives noting that Corning has set a record date for the Special Meeting that is more than 40 days before the scheduled date of the meeting, which is not in compliance with the time-period specified by Corning’s by-laws. Mr. Osborne assumes that Corning will adjust the record date or meeting date to comply with the requirements of its by-laws. This letter is attached as Exhibit 7.1.
     This Amendment No. 3 to Schedule 13D is not and should not be deemed to be a solicitation of proxies or consents with respect to any meeting of Corning’s stockholders. Any such solicitation by the Trust or Mr. Osborne will be made only pursuant to separate proxy or solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
Item 7.Material to be Filed as Exhibits.

Exhibit 7.1	Letter dated August 25, 2006 regarding record date for Corning’s Special Meeting

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 28, 2006

RICHARD M. OSBORNE TRUST

/s/ Richard M. Osborne

Richard M. Osborne, Trustee

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 7.1	Letter dated August 25, 2006 regarding record date for Corning’s Special Meeting